

EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY –
WORK HISTORY DOCUMENTS



FUNDOPOLIS

RESUME / WORK HISTORY

Donald M Rizzi

15 years with Goodyear Tire and Rubber Company   1995- 2005   region manager

13 years Marangoni Tread North America   2005 – 2017 National Sales Manager

Last three years Sailun Tire North America   2017 – current Manufacturers Representative

Last two years Managing Partner TNHC LLC 2018 – current Managing Partner

NATHAN RIZZI

6400 John Hager Rd.
Mount Juliet, TN 37122
(407) 257-2130

Email: rizzinathan@yahoo.com

WORK EXPERIENCE

Peak Hemp: Colorado Springs, CO	Grower	2013 January – October 2014
Amazon: Lebanon. TN	Associate	2015 November – Present
TNHC LLC: Mount Juliet TN	Managing Director / Plant Propagation	2018 April – Present

KC Stark

 MMJIQ.COM

 (719) 930-9846

 KCSTARK@LIVE.COM

 https://www.linkedin.com/in/kcstark



- Advocate
- Owner Operator
- Business Developer
- Consultant
- Digital Asset Coach
- Public Speaker

BIOGRAPHY

US Military Veteran coined by the media as the "Steve Jobs of Weed" KC Stark has worked across the nation with entrepreneurs, advocates, politicians, doctors, patients, and farmers to create reliable cannabis markets since 2009.

KC Stark has owned and operated medical cannabis and adult-use cannabis operations in multiple states and received national recognition for cannabis patients, doctors, businessmen, and women.

On Valentine's Day 2013, KC Stark opened America's first licensed brick and mortar cannabis club, the historical StudioA64.com. After 2 years of working with local officials, county, city, and state - The Original Cannabis Club went on to win a historical licensing approval.

'KC Stark currently travels the country to work one on one with local owners, entrepreneurs, patients, doctors, and advocates to build their cannabis businesses across America.

EXPERIENCE

Born in Kansas City, MO and nicknamed "KC" in boot camp by his Drill Sargeant, Mr. Stark spent over four years in the U.S. Military and served both in the continental United States and overseas in the European Command. After leaving the service, KC started a technology company in Europe to help train military personnel on highly valuable skillsets focused on mastering Microsoft and Adobe products.

In 2005, KC returned to the United States and began working with local leaders and businesses in Colorado. In 2009, KC opened his first medical marijuana dispensary in Colorado Springs and served proudly on the Mayor's Medical Marijuana Taskforce which drafted and implemented the 1st medical marijuana business laws in El Paso County, CO.

After mastering the art of medical marijuana business operations, KC divested himself of his dispensary and launched the Medical Marijuana Business Academy. Over the next decade, KC traveled the nation helping his clients to plan, build and expand over 100 licensed medical, recreational and hemp-based businesses from Alaska to Florida. His joy for the business is evident in award-winning clients and a national database of owners, operators, advocates and succesful clients.